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                     December 29, 2020

       Brian P. Conway
       Chief Executive Officer
       Ozop Energy Solutions, Inc.
       7 Katelyn Ct
       Warwick, NY 10990

                                                        Re: Ozop Energy
Solutions, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed May 14, 2020
                                                            File No. 000-55976

       Dear Mr. Conway:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences